Filed by BioPlus Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioPlus Acquisition Corp.

Commission File No.: 001-41116

Below is an interview released on May 19, 2023 of the Chief Executive Officer of Avertix Medical, Inc. (“Avertix”) discussing the business of Avertix and the proposed business combination of BioPlus Acquisition Corp. and Avertix.

Q&A with Timothy (Tim) P. Moran, President and Chief Executive Officer, Avertix.

Q: Tim tell about your background and how you became CEO of Avertix?

I have spent the last 25+ years in medical devices and technologies. I was introduced to the space at an early age by a close family member who spent many years in cardiology commercialization, and from there decided it would be an exciting career path. I spent my first 18 years at Covidien, a global medical device manufacturer, which was later acquired by Medtronic. I then moved to a smaller organization, and really enjoyed the entrepreneurial environment. For the past 4 plus years, I had been running a Nasdaq listed medical device company with about 50 employees. In a smaller company, you can really shape the culture of the organization and I find that to be very rewarding.

For additional background I went to The State University of New York (SUNY) at Geneseo. After graduation, my first job was as a sales representative for Pitney Bowes Corporation, selling digital dictation and transcription systems to hospitals and physicians.

When I was approached about the opportunity to lead Avertix, I was immediately attracted to the mission-driven culture. Avertix is a medical device and technology company, which I believe is poised to revolutionize patient monitoring and cardiac care. Heart disease continues to be a leading cause of death and places a tremendous burden on healthcare systems. Our goal is to change the standard of care for patients who have suffered a prior heart attack. We can help reduce the constant fear and anxiety they encounter, and allow them the peace of mind needed to live a normal life. It is a truly exciting mission to have the opportunity to lead.

Q: How did you build Avertix? And what is your background in science and healthcare?

Embarking on a mission to save lives, Avertix set out to develop a user friendly, patient specific platform for heart attack detection and alerting. Founded in the early 2000’s, Avertix has invested the time and resources necessary to bring the Guardian to market. Our product, the Guardian, is an implantable device designed to provide early detection and alerting for patients at risk of a recurrent acute coronary events, such as heart attack. Guardian continuously monitors key cardiac parameters and alerts patients and healthcare professionals in real-time when there are signs of potential cardiac events. Early detection enables early intervention potentially saving lives and preventing severe damage to the heart.

Following the development phase for class III implantable PMA devices, Avertix was approved by the FDA for the Guardian, its first “commercial ready” device in Q3 2021. Shortly thereafter, in January of 2022, the Centers for Medicare & Medicaid Services (CMS) reviewed the Guardian and awarded Avertix with reimbursement under the Transitional Pass-Through Payment. With these critical regulatory and reimbursement milestones secured, Avertix is now focusing on accelerating its investment in leadership and commercial footprint to deliver the Guardian to patients.

Q: Who will Avertix serve? / Tell me about your patient population?

In the U.S. alone there are over 8 million heart attack survivors. Additionally, 800,000 heart attacks, including first and repeat attacks, will occur annually in the U.S. While ALL patients who have previously experienced a heart, attack are considered high risk, about 25% are at even greater risk due to comorbidities such as diabetes, renal insufficiency, and obesity. We see that portion of the patient population as our initial target market.

Q: How big is the market?

We believe that the market for the Guardian is substantial because cardiovascular diseases, including heart attacks, are a significant global health concern and the cardiac monitoring market is projected to grow significantly in the coming years. We are initially targeting the high-risk segment I mentioned, which in of itself represents an opportunity exceeding $2 billion in U.S. alone. And, in terms of geographic expansion opportunities, we believe the opportunity outside of the U.S. is approximately 7.5x the size of the U.S. opportunity.

Q: Do you have direct competitors? Can you name them?

Because the Guardian is the only FDA-approved Class III implantable device designed to detect acute coronary syndrome (ACS) events, like heart attacks, we believe there is limited direct competition. The Guardian also provides a series of secondary functionalities, including cardiac monitoring. While there are several medical devices that have been cleared by FDA in the cardiac monitoring market, none are approved to monitor the ST segment or alert patients to detected potential coronary occlusions like the Guardian is. For those reasons we believe the Guardian is the only viable solution for continuous, ambulatory ACS and heart attack monitoring.

Q: What does the company’s pipeline look like?

Over the next few years, we expect sales to continue to grow quickly, and our management projects our pro forma revenue will reach $75 million by the end of 2025. This projection assumes the creation and deployment of a nationwide sales team covering 200+ accounts, made up of primarily Ambulatory Surgery Centers, or ASCs, and hospitals. In addition, we have already secured committed distribution agreements in select OUS geographies.

Q: Earlier this month Avertix signed a business combination agree with a SPAC, where Avertix will be listed as a publicly traded company at closing. What was the motivation to go public by a business combination with a SPAC?

The decision to pursue a business combination through a special purpose acquisition company (SPAC) was driven by several factors. We believe becoming a publicly listed company through a business combination with a SPAC will (i) allow us to access the capital markets efficiently, (ii) provide us with the necessary resources to accelerate our growth initiatives, (iii) expand our market reach, and (iv) allow us to invest in research and development. In addition to the benefits of becoming a publicly listed company though a business combination with a SPAC, I specifically like partnering with Bioplus Acquisition Corp. (“BIOS”) and Explorer Acquisitions. They have extensive experience and a proven track record in the medical device and biotech space. They are bringing strategic value and knowledge to help guide our business and they are looking to be our long-term partner beyond the closing to position Avertix to flourish and succeed as a public company. We believe becoming a publicly listed company through a business combination the SPAC offers flexibility, allowing us to focus on executing our business plans while creating long-term value for our shareholders, and we believe we found the optimal partners in the process.

Q: Prior to the announcement of the business combination, you rebranded – how did you turn the concepts and marketing materials around so quickly?

We achieved a rapid turnaround in our rebranding to Avertix by forming a dedicated team, led by Holly Windler, our talented Senior Vice President of Global Marketing. Holly led the charge, collaborating with select external partners, implementing an efficient project management plan, and quickly iterated on customer feedback. This collaborative approach allowed us to streamline the process, ensure alignment with our vision for the brand, and execute in rapid fashion.

Q: Why do you believe that Avertix a good investment?

I believe that Avertix is a compelling investment due to our innovative and disruptive technology, with first mover advantage of the Guardian being the first and only FDA approved Class III implantable heart attack detection and early warning system. We operate in a large and growing market, with a competitive advantage supported by advanced technology and a robust intellectual property portfolio. Avertix is led by a proven medical device leadership team.

Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “would,” “plan,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this document, regarding BIOS’ proposed business combination with Avertix, the parties’ ability to consummate the proposed transactions, the benefits of the proposed business combination and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, demand for products and services, use cases for products and services, anticipated business model and future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, plans and objectives of management, among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Avertix’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the inability of the parties to successfully or timely consummate the proposed business combination; the risk that the proposed business combination may not be completed by BIOS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline by BIOS; failure to realize the anticipated benefits of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; Avertix’s history of operating losses; Avertix’s ability to engage physicians to utilize and prescribe its solution; changes in reimbursement practices; technological changes in Avertix’s market; Avertix’s ability to protect its intellectual property; Avertix ‘s material weaknesses in financial reporting; and the Avertix’s ability to navigate complex regulatory requirements. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to BIOS’ registration statement on Form S-1, as amended (File No. 333-249676), the Registration Statement (as defined below) filed with the SEC by BIOS and other documents filed or that may be filed by BIOS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

There may be additional risks that neither BIOS nor Avertix presently know or that BIOS and Avertix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BIOS’ and Avertix’s expectations, plans or forecasts of future events and views as of the date of this document. BIOS and Avertix anticipate that subsequent events and developments will cause BIOS’ and Avertix’s assessments to change. However, while BIOS and Avertix may elect to update these forward-looking statements at some point in the future, BIOS and Avertix specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing BIOS’ and Avertix’s assessments as of any date subsequent to the date of this document. Neither BIOS nor Avertix gives any assurance that either BIOS or Avertix, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events.

Important Information

BIOS has filed a registration statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of BIOS, which will be both the proxy statement to be distributed to holders of BIOS’ ordinary shares in connection with the solicitation of proxies for the vote by BIOS‘ shareholders with respect to the proposed business combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the Registration Statement is declared effective, BIOS will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. BIOS shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BIOS’ solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination and related matters because the proxy statement/prospectus will contain important information about BIOS and Avertix and the proposed business combination.

The definitive proxy statement/prospectus will be mailed to shareholders of BIOS as of a record date to be established for voting on the proposed business combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BioPlus Acquisition Corp., 260 Madison Avenue, Suite 800, New York, NY 10026 or by emailing info@Biosspac.com

Participants in the Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. However, BIOS and Avertix and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from BIOS’ shareholders with respect to the proposed business combination and related matters. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of BIOS and Avertix in the proxy statement/prospectus relating to the proposed business combination filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.